EXHIBIT 99.1

CERTIFICATION OF
WILLIAM LINTON, CHIEF EXECUTIVE OFFICER
OF
CALL-NET ENTERPRISES INC.

This certification is provided pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and accompanies the annual report on Form 20-F (the “Form 20-F”) for the period ended December 31, 2002 of Call-Net Enterprises Inc.

I, William Linton, the Chief Executive Officer of Call-Net Enterprises Inc. certify that to the best of my knowledge:

(i)	the Form 20-F fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78 o(d)), as amended; and

(ii)	the information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of Call-Net Enterprises Inc.

Dated: May 15, 2003

/s/ Signed Bill Linton Name: Bill Linton Title: President and Chief Executive Officer

Subscribed and sworn to before me this
15th day of May, 2003.

/s/ Janice Spencer Name: Janice Spencer Title: Notary Public

A signed original of this written statement required by Section 906 has been provided to Call-Net Enterprises Inc. and will be retained by Call-Net and furnished to the Securities and Exchange Commission or its staff upon request.